                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             Information to be included in Statements filed Pursuant
            To Rule 13d-1(a) and Amendments Thereto Filed Pursuant To
                                  Rule 13d-2(a)


                             IMPAX LABORATORIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                  (Formerly Global Pharmaceutical Corporation)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45256B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             LAURIE A. MILLER, ESQ.
                           LAW OFFICE OF LAURIE MILLER
                              3542 OAK KNOLL DRIVE
                             REDWOOD CITY, CA 94062
                                 (650) 361-8141
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  45256B 10 1           SCHEDULE 13D              Page 1 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PRESIDENT (BVI) INTERNATIONAL INVESTMENT HOLDINGS LTD.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
               BRITISH VIRGIN ISLAND
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,669,357 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,669,357 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,669,357 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.9%(**) of Common Stock  (See Item 5)
          (**) Consists of shares of Series 1-B preferred stock immediately convertible into 3,669,357 shares of common stock.
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45256B 10 1            SCHEDULE 13D              Page 2 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                PRESIDENT INTERNATIONAL DEVELOPMENT CORP.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                TAIWAN
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       3,669,357 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       3,669,357 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,669,357 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.9%(**) of Common Stock  (See Item 5)
          (**) Consists of shares of Series 1-B Preferred Stock held by President (BVI) International Investment Holdings Ltd., of which President International Development Corp. is the sole shareholder, which shares are immediately convertible into 3,669,357 shares of common stock.
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45256B 10 1         SCHEDULE 13D              Page 3 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JASON LIN
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                TAIWAN
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       3,669,357 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       3,669,357 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,669,357 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.9%(**) of Common Stock  (See Item 5)
          (**) Consists of shares of Series 1-B preferred stock held by President (BVI) International Investment Holdings Ltd., of which
          Mr. Lin is indirectly a substantial shareholder, which shares are immediately convertible into 3,669,357 shares of common stock.
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45256B 10 1            SCHEDULE 13D              Page 4 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                UNI-PRESIDENT ENTERPRISES CORPORATION
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
               TAIWAN
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       3,669,357 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       3,669,357 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,669,357 shares of Common Stock (See Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                12.9%(**) of Common Stock  (See Item 5)
          (**) Consists of shares of Series 1-B preferred stock held by President (BVI) International Investment Holdings Ltd., of which Uni-President is indirectly a substantial shareholder, which shares are immediately convertible into 3,669,357 shares of common stock.
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         Effective December 14, 1999, Impax Pharmaceuticals, Inc., a California corporation ("Impax"), merged with and into Global Pharmaceutical Corporation, a Delaware corporation ("Global"), and in connection therewith, Global changed its name to Impax Laboratories, Inc. ("Issuer"). The purpose of this Schedule 13D is to report that, as a result of the merger, the "Reporting Persons" own 12.9% percent of the Common Stock, $.01 par value (the "Common Stock"), of the Issuer.

         Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.  Security and Issuer.

         This Schedule 13D relates to Common Stock of the Issuer. The address of the Issuer's principal executive office is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2.  Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) President
(BVI) International Investment Holdings Ltd. ("President (BVI)"), (ii) Presidents' International Development Corp. ("President Development") (iii) Jason Lin ("Lin"), and (iv) Uni-President Enterprises Corporation ("Uni-President"), collectively referred to herein as "Reporting Persons".

         The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director and partner and each controlling person, if any, of such Reporting Persons is set forth in Appendix 2 hereto.

         President (BVI) is 100% owned by President Development. President Development is a company organized in Taiwan. Its principal business and mailing address is No. 340, Tzu-Chiang Road, Yung Kang City, Tainan Hsien, Taiwan. Its principal business is financial investing.

         President Development is 55.63% owned by Uni-President. Uni-President is a corporation organized in Taiwan. Its principal business and mailing address is 301 Chung Cheng Road, Yan Harng, Yeong Kang, Tainan, Taiwan. Its principal business is food and feed manufacturing and distribution.

         Jason Lin, who was elected as director of the Issuer on December 14, 1999, is the Managing Director of President Development and President of Uni-President.

         During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999.

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         Each outstanding share of Impax common stock, Series A preferred stock and Series B preferred stock was converted into 3.3358 shares of the Issuer's Common Stock;

         Each outstanding share of Impax Series C Preferred Stock was converted into 5.849 shares of the Issuer's Common Stock;

         Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

         Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of the Issuer's Common Stock; and

         Each outstanding share of Global Series D Preferred Stock was converted into one share of Issuer's Series 1-A Preferred Stock.

         President (BVI) was the record and beneficial owner of 1,100,000 shares of Series D Preferred Stock of Impax. Consequently, as a result of the Merger, President (BVI) became the record and beneficial owner of 55,000 shares of Issuer Series 1-B Preferred Stock (convertible into 3,669,357 shares of Issuer Common Stock).

Item 4.  Purpose of Transaction.

a) The Series 1-B Preferred Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. Presidents' Group may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Certificate of Designations of Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (attached hereto as Exhibit 4 and incorporated herein by reference), and subject to meeting the Minimum Election Holdings, as hereinafter defined, each Director Holder, as hereinafter defined, or its transferee, as the case may be, is entitled to elect one (1) director of the Issuer, provided however, that in no event is any Director Holder and such Director Holder's transferee or transferees entitled to elect, in the aggregate, more than one (1) director of the Issuer. For purposes of this Item 4(d), the following terms have the meanings hereinafter set forth:

         "Director Holder" means (i) Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P, and any affiliate officer or employee of the same (the "Fleming Holders"), (ii) Chemical Company of Malaysia Berhad, (iii) President (BVI), and (iv) China Development Industrial Bank Inc.

         "Minimum Election Holdings" means at least 40%, on an aggregate basis, of the shares of Series 1 Preferred Stock owned or acquired, as the case may be, by each such Director Holder as of the effective time of the Merger.

         In connection with the merger and as contemplated by the Merger Agreement, the directors of the Issuer were designated as follows: three individuals specifically named in the Merger Agreement, two persons selected by Global's board of directors, three persons selected by Impax's board of directors and two persons mutually selected by the boards of Global and Impax. In addition, pursuant to the Merger Agreement and Stockholders' Agreement (attached as Exhibit G thereto), dated as of December 14, 1999, among Global and certain stockholder signatories thereto, of which President (BVI) is a signatory (the "Stockholders' Agreement"; see Exhibit 7 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in:
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Series 1-B Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series 1-B Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change, to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

a) As a result of the Merger, President (BVI) acquired 55,000 shares of Series 1-B Preferred Stock. The Series 1-B Preferred Stock of Issuer is currently convertible into 3,669,357 shares of Common Stock, subject to certain antidilution provisions.

         Because of President Development's ownership interest in President
(BVI), and Uni-President's ownership of President Development, each of President Development and Uni-President may be deemed to beneficially own the shares of Series 1-B Preferred Stock owned by President (BVI). Because of Jason Lin's role as President of Uni-President and Director of President Development he may also be deemed to beneficially own the shares of Series 1 Preferred Stock owned by President (BVI).

         As of December 21, 1999, each of President (BVI), President Development, Uni-President and Jason Lin may be deemed to own beneficially 12.9% of the outstanding Common Stock, which percentage is calculated based upon 24,807,147 shares of Common Stock reported outstanding by the Issuer as of December 14, 1999. The percentage is calculated by dividing 3,669,357 shares beneficially owned by 28,476,504 (which is the sum of 24,807,147 and 3,669,357).

b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with who the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

c) Except as disclose in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         President (BVI) acquired its shares of Series 1-B Preferred Stock pursuant to the Merger Agreement.

         Pursuant to the Merger Agreement and the Stockholders' Agreement, certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period of time ending on December 14, 2002.

         Pursuant to the Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, between Global and the Series 1 Stockholders (see
Exhibit 6 hereto, which is incorporated by reference), Global has granted certain "demand" and "piggyback" registration rights to certain holders of Series 1 Preferred Stock, with respect to the shares of Common Stock held by such stockholders.

         The Stockholders' Agreement, (see Exhibit 5 hereto, which is incorporated herein by reference), dated as of December 14, 1999, (the "Series 1 Stockholders' Agreement") among Global and the holders of Series 1 Preferred Stock provides that in the event that Charles Hsiao, Larry Hsu or Barry R. Edwards (each, a "Key Senior Executive") proposes to transfer his shares ("Transferor Shares") to any person (the "Buyer"), as a condition to such transfer, such Key Senior Executive shall cause the Buyer to offer to purchase from each Investor (as defined therein) up to that number of shares owned by any Investor representing the same percentage of all shares owned by it as the Transferor Shares are of that Key Senior Executive's shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 3 of the Series 1 Stockholders Agreement.

         Pursuant to an Escrow Agreement, dated as of December 14, 1999, between Global, the former Impax shareholders, Charles Hsiao and Larry Hsu as the Seller Stockholders' Agent (as defined therein) and Continental Stock Transfer & Trust Company (the "Escrow Agent") (see Exhibit 8 hereto, which is incorporated herein by reference), the Impax shareholders agreed to place 10% of the Issuer's stock they were to receive pursuant to the Merger Agreement into an escrow fund administered by the Escrow Agent. The escrow fund would be available, if necessary, to indemnify Global pursuant to the indemnification provisions of the Merger Agreement. The Escrow Agreement provides for the release of the shares constituting the escrow fund eighteen months after the date of the agreement.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

Exhibit 2 - Agreement and Plan of Merger dated as of July 26, 1999 by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc., filed on November 9, 1999 under SEC File No. 333-90599).

Exhibit 3 - Certificate of Amendment of Restated Certificate of
            Incorporation of Global Pharmaceutical Corporation, as filed with the Delaware Secretary of State on December 14, 1999 (incorporated by reference to Annex E to the Joint Proxy Statement/Prospectus of Global, filed on November 9, 1999 under SEC File No. 333-90599).

Exhibit 4 - Certificate of Designations of Series 1-A Convertible Preferred
            Stock and Series 1-B Convertible Preferred Stock of Global Pharmaceutical Corporation filed with the Secretary of State of Delaware on November 8, 1999 (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999 under SEC File No. 333-90599).

Exhibit 5 - Stockholders' Agreement, dated as of December 14, 1999, among
            Global, Charles Hsiao, Larry Hsu, Barry R. Edwards, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Chemical Company of Malaysia Berhad, President (BVI) International Investment Holdings Ltd., China Development Industrial Bank Inc., Euroc Venture Capital, Tai-I Electric Wire and Multiventure Tech. (the "Series 1 Stockholders").

Exhibit 6 - Amended and Restated Registration Rights Agreement, dated as of
            December 14, 1999, among Global and the Series 1 Stockholders.

Exhibit 7 - Stockholders' Agreement, dated as of December 14, 1999, among
            Global Pharmaceutical Corporation and certain stockholder signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Exhibit 8 - Escrow Agreement, dated as of December 14, 1999, among Global, the
            Impax shareholders, Charles Hsiao and Larry Hsu, in the capacity of the Seller Stockholders' Agent, and Continental Stock Transfer & Trust Company, in the capacity of Escrow Agent (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No. 333-90599).

Appendix 1 - Address, Organization and Principal Business of Each Reporting Person Required by Item 2.

Appendix 2 - Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 1999

                         PRESIDENT (BVI) INTERNATIONAL INVESTMENT HOLDINGS, LTD.




                         /s/ Jason Lin, Representative
                         -------------------------------
                         Jason Lin, Representative




                                       PRESIDENT INTERNATIONAL DEVELOPMENT CORP.


                                       By: /s/ Jason Lin, Managing Director
                                           -------------------------------------
                                           Jason Lin, Managing Director



                                       UNI-PRESIDENT ENTERPRISES CORPORATION


                                       By: /s/ Jason Lin, Managing Director
                                           -------------------------------------
                                           Jason Lin, Managing Director



                                       /s/ Jason Lin
                                       -----------------------------------------
                                       Jason Lin

Exhibit 1

                                                        JOINT FILING AGREEMENT

         Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated December 23, 1999 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Global Pharmaceutical Corporation. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 23rd day of December, 1999.


                         PRESIDENT (BVI) INTERNATIONAL INVESTMENT HOLDINGS, LTD.



                         /s/ Jason Lin, Representative
                         ------------------------------------------
                             Jason Lin, Representative




                         PRESIDENT INTERNATIONAL DEVELOPMENT CORP.


                              By: /s/ Jason Lin, Managing Director
                                  ---------------------------------
                                  Jason Lin, Managing Director



                             UNI-PRESIDENT ENTERPRISES CORPORATION


                              By: /s/ Jason Lin, Managing Director
                                  ---------------------------------
                                      Jason Lin, Managing Director




                         /s/ Jason Lin
                         --------------
                         Jason Lin

                                   APPENDIX 1


ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED
BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

REPORTING PERSON           PRINCIPAL BUSINESS           PLACE OF ORGANIZATION            PRINCIPAL
                               AND OFFICE                                               OCCUPATION

President (BVI)            Investment Tropic Isle Building                         British Virgin Islands
Holdings Ltd.              P.O. Box 438
                           Road Town, Tortola
                           British Virgin Islands

President International    No. 340                            Taiwan
Development Corp.          Tzu-Chiang Road
                           Yung Kang
                           Tainan, Taiwan, R.O.C.

Uni-President Enterprises  301 Chung Cheng Road               Taiwan
Corporation                Yan Harng
                           Yeong Kang
                           Tainan, Taiwan

Jason Lin                  301 Chung Cheng Rd.                Taiwan                   President,
                           Yeong Kang Shih                                             President
                           Tainan Hsien, Taiwan                                        (BVI) Investment
                                                                                       Holdings Ltd.

(Jason Lin is employed by President (BVI) Investment Holdings Ltd. as Representative.)


                                   Appendix 2

                         INFORMATION ABOUT REPORTING PERSONS
                         REQUIRED BY ITEM 2


                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         PRESIDENT (BVI) INTERNATIONAL INVESTMENT HOLDINGS, LTD.

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Rd.
                         Yeong Kang Shih
                         Tainan Hsien, Taiwan
Title:                   Chairman

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Rd.
                         Yeong Kang Shih
                         Tainan Hsien, Taiwan
Title:                   Director


                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         PRESIDENT INTERNATIONAL DEVELOPMENT CORP.

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Chairman

Name:                    Chang Sheng Lin
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Hsien Shiun Chuang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Po Ming Yen
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director


Name:                    Kao Huei Cheng
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Po Ming Hou
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Nan Tien Chuang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Managing Director

Name:                    Yi Sen Huang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   President

Name:                    Don Lian Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Huan Yan Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Lung Li Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Goung Don Lee
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Tsou Yen Cheng
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Zoun Gun Den
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Chun Ho Wu
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Chun Zen Shyu
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Hsian Gi Lia
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Guin Chun Yean
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Guin Hsien Lo
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director

Name:                    Yi Guan Chuang
Citizenship:             Taiwan
Business Address:        No. 340
                         Tzu-Chiang Rd.
                         Yung Kang City
                         Tainan Hsien, Taiwan
Title:                   Director


                         EXECUTIVE OFFICERS AND DIRECTORS OF
                         UNI-PRESIDENT ENTERPRISES CORPORATION

Name:                    Shiu Chi Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Chairman

Name:                    Chin Yen Kao
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Vice Chairman

Name:                    Kao Huei Cheng
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Managing Director

Name:                    Chang Sheng Lin
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   President & Director

Name:                    Hsiu Jen Liu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Hsin Hung Yeh
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Po Ming Hou
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Ping Chih Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Ying Jen Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Thun Chih Wu
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Ching Chih Hou Su
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Director

Name:                    Chang Sheng Lin
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   President

Name:                    Po Ming Yen
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Executive Vice President

Name:                    Lung Yi Lin
Citizenship:             Taiwan
Business Address:        301 Chung Cheng Road
                         Yan Harng
                         Yeong Kan
                         Tainan, Taiwan
Title:                   Vice President


                                       15